UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex (Americas)
Holly Hokrein
Tel. +1-781-280-7331
Fax. +1-781-275-3430
Email: holly_hokrein@creoscitex.com

FOR IMMEDIATE RELEASE

Colorful World Generates Increased Demand for CreoScitex
Variable Data Printing Technologies

XPLOR 2001 Orlando, FL (October 29, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), is demonstrating the Spire™ color server, an advanced printing technology for print-on-demand and variable data printing, in booth #2071 at Xplor 2001, where the latest solutions in digital printing are being exhibited until November 1 in Orlando, FL. Most high volume, variable data printing, such as credit card statements, insurance policies and telephone bills, is currently printed in black and white. New digital printing technology is making color printing more accessible through reduced cost and improving imaging.

New Demand for Color

"The addition of full color to digital printing is driving new applications for variable data printing by dynamic industries, such as the financial and insurance markets," says Ronen Cohen, General Manager, CreoScitex Print On-Demand Systems Group. "These industries are starting to implement high-value applications that originate from data-driven communications with their customers."

CreoScitex Spire color servers drive high-quality, high-volume digital presses such as the Xerox® DocuColor 2045/2060 and the soon to be released Xerox DocuColor iGen3. At 100 full-color pages per minute, the Xerox iGen3 will accelerate the adoption of color digital printing with better image quality at reduced cost per page. While color is not expected to replace all black and white printing, the demand is growing to use color applications for premium customers where the added expense will be rewarded with better sales and higher returns.

Robust Color Server

Well established in the digital printing market, Spire color servers have renowned CreoScitex color quality capabilities and many productive built-in workflow functions. An essential part of the Spire color servers is the CreoScitex variable information (VI) architecture, which includes breakthrough technology that prints VI documents at engine-rated speeds. The Spire color server is easy to use, and maintains the same operability and workflow for both VI and non-VI jobs, from preview through imposition and archiving. Its architecture and feature set deals effectively with both graphically rich and data-rich VI applications. First on the market to fulfil the needs of professional printers, Spire servers accept all leading industry VI formats for color data printing from Adobe® PostScript® and PDF, CreoScitex Variable Print Specification through Xerox VIPP, and the new standard PPML format. Work is also underway to connect to legacy formats as the black and white VI printing world transitions to color printing.

Variable Information Partners

The open architecture of CreoScitex Spire color servers enables CreoScitex customers to work comfortably in the Variable Information solution that best fits their needs. CreoScitex maintains a successful VI Partnership Program with industry-leading vendors of VI applications to ensure a working connection between the application and the color printer. "We have established a very good working relationship with many companies," says Mr. Cohen. "A vital part of our strategy is maintaining a flexible solution that minimizes the changes a customer has to make when adding color to his legacy VI printing systems. As we add leading VI applications to the ones that we are already working with, I am confident we will find ourselves part of many more solutions." More information about VI authoring applications that have completed integration with the Spire color server can be found at the brochure stand at Xplor booth #2071. Learn more about participating VI applications by visiting www.creoscitex.com/spire/vipartners.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contacts:

CreoScitex
Yaron Mohaban
Tel: +1-781-280-7559
Fax: +1-781-275-3430
Email: yaron_Mohaban@creoscitex.com

CreoScitex (Americas)
Holly Hokrein
Tel: +1-781-280-7331
Fax: +1-781-275-3430
Email: holly_hokrein@creoscitex.com

CreoScitex (Headquarters)
Rochelle van Halm
Tel: +1-604-451-2700
Fax: +1-604-437-9891
Email: rochelle_van_halm@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: October 30, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary